January 26, 2006

Mr. Gary Todd
Ms. Kristin Lochhead
Securities and Exchange Commission
Washington, D.C. 205549

RE:	AmeriChip International, Inc.
Form 10-KSB/A for the fiscal year ended November 30, 2004
Filed October 17, 2005

Dear Mr. Todd and Ms. Lochhead:

In response to your comment regarding the disclosure under Item 8A, we have revised our form 10-KSB/A and disclosed the following:

Item 8A. Controls and Procedures

(a)
Evaluation of Disclosure Controls and Procedures. The Company’s management with the participation of the chief executive officer/chief financial officer, carried out an evaluation of the effectiveness of the Company’s disclosure, controls and procedures” (as defined in the Securities Exchange Act of 1934 (the “Exchange Act”) Rules 13a-15(3) and 15-d-15(3) as of the period covered by this annual report (the Evaluation Date”). Based upon that evaluation, the chief executive officer/chief financial officers concluded that, as of the Evaluation Date, the Company’s disclosure, controls and procedures are effective.

(b)
Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal controls over financial reporting, known to the chief executive officer/chief financial officer, that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The above responses represent our answers to your concerns. If you would like to discuss any of this information, please feel free to call me at anytime at 313-574-1766. Thank you for your consideration in these matters.

Very truly yours,

/s/ Marc Walther

Marc Walther
Chief Executive Officer